Exhibit 99.1

Iris Energy Limited Announces Closing of US$71 Million Equipment Financing Facility with NYDIG

Highlights

•	US$71 million limited recourse equipment financing facility closed with NYDIG
•	Third facility secured with NYDIG, further cementing long-term partnership
•	Secured by 19,800 Bitmain S19j Pro miners (1.98 EH/s)
•	~10 EH/s of the Company’s total stock of miners remain unencumbered
•	Substantial balance sheet flexibility retained to secure additional non-dilutive funding

SYDNEY, AUSTRALIA (March 28, 2022) – Iris Energy Limited (NASDAQ: IREN) (“Iris Energy” or “the Company”), a leading sustainable Bitcoin miner building institutional-grade data centers, today announced the closing of an additional US$71 million equipment financing facility (“the Facility”) between a wholly owned subsidiary of Iris Energy and a NYDIG subsidiary, NYDIG ABL LLC. NYDIG’s Mining Services business specializes in providing leading bitcoin miners with solutions to their asset-backed financing, institutional quality infrastructure, and hedging solution needs.

Iris Energy is one of the largest listed Bitcoin miners with 15 EH/s of operating and contracted miners (10 EH/s expected to be operational by early 2023). The Company has used 100% renewable energy since inception1 and is led by a management team who has delivered >US$25 billion in energy and infrastructure projects globally.

Key terms of the Facility:

•	US$71 million limited recourse equipment financing facility
•	Secured by 19,800 Bitmain S19j Pro miners (1.98 EH/s)
•	25 month term, 11% p.a. interest rate

~10 EH/s of the Company’s total stock of contracted miners remain unencumbered, providing substantial balance sheet flexibility to secure additional non-dilutive funding in due course.

Having previously raised >US$500 million (the vast majority through equity), the Company is now looking to take advantage of a strong balance sheet and continue optimizing capital structure through additional value-accretive funding opportunities such as the Facility.

Daniel Roberts, Co-Founder and Co-CEO of Iris Energy said:

“We are delighted to again partner with an industry leader such as NYDIG who have been a long-standing supporter of our business. This is our third equipment financing facility together and we look forward to formalizing additional loan facilities as miners continue to be delivered and installed. This transaction further demonstrates the capital structure benefits in having a strong balance sheet and owning and controlling our own infrastructure.”

“With substantial equity raised to date, meaningful operational cashflow and a 15 EH/s installation schedule which remains on track, we are pursuing a number of other sources of non-dilutive funding to continue the Company’s rapid growth trajectory and delivery of shareholder value, noting that we as management continue to hold approximately one quarter of the shares on issue.”

Trevor Smyth, Head of Structured Financing at NYDIG said:

“We are delighted to close our third equipment financing facility with Iris Energy, who are clearly proving to be a leader in the sector when it comes to execution, project delivery and quality of operations. We look forward to working with them on some or all of the remaining ~10 EH/s of miners which we have not yet financed, as well as supporting the business more broadly as they continue to grow beyond their initial 15 EH/s of capacity.”

1 Currently 98% directly from renewable energy sources; 2% from purchase of RECs.

About Iris Energy

Iris Energy is a sustainable Bitcoin mining company that supports local communities, as well as the decarbonization of energy markets and the global Bitcoin network.

•	Focus on low-cost renewables: Iris Energy targets markets with low-cost, excess and/or under-utilized renewable energy, and where the Company can support local communities
•
Long-term security over infrastructure, land and power supply: Iris Energy builds, owns and operates its electrical infrastructure and specialized data centers, providing long-term security and operational control over its assets

•	Seasoned management team: Iris Energy’s team has an impressive track record of success across energy, infrastructure, renewables, finance, digital assets and data centers

About NYDIG

NYDIG is a bitcoin company powering a more inclusive economic system. Delivering technology and financial services to businesses in a broad range of industries, its full-stack bitcoin platform is built to the highest security, regulatory, and operational standards. NYDIG is the gateway to a new era of financial products that make bitcoin more accessible for all. Learn more at nydig.com, or connect on LinkedIn (https://www.linkedin.com/company/nydig/) and Twitter (https://twitter.com/NYDIG_BTC).

Forward Looking Statements

This investor update includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Iris Energy’s future financial or operating performance. For example, forward-looking statements include but are not limited to the expected increase in the Company’s power capacity and the Company’s business plan. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “may,” “can,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “will,” “estimate,” “predict,” “potential,” “continue,” “scheduled” or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that statement is not forward-looking. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking.

These forward-looking statements are based on management’s current expectations and beliefs. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause Iris Energy’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: Iris Energy’s limited operating history with operating losses; electricity outage, limitation of electricity supply or increase in electricity costs; long term outage or limitation of the internet connection at Iris Energy’s sites; Iris Energy’s evolving business model and strategy; Iris Energy’s ability to successfully manage its growth; Iris Energy’s ability to raise additional capital; competition; Bitcoin prices; risks related to health pandemics including those of COVID-19; changes in regulation of digital assets; and other important factors discussed under the caption “Risk Factors” in Iris Energy’s final prospectus filed pursuant to Rule 424(b)(4) with the SEC on November 18, 2021, as such factors may be updated from time to time in its other filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investors Relations section of Iris Energy’s website at https://investors.irisenergy.co.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this investor update. Any forward-looking statement that Iris Energy makes in this investor update speaks only as of the date of such statement. Except as required by law, Iris Energy disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

Media
Jon Snowball
Domestique
+61 477 946 068

Investors
Bom Shin
Iris Energy
+61 411 376 332
bom.shin@irisenergy.co

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